

December 30, 2014

Via E-mail
William H. Shea, Jr.
Chief Executive Officer
Niska Gas Storage Partners, LLC
170 Radnor Chester Road, Suite 150
Radnor, PA 19087

> **Re: Niska Gas Storage Partners, LLC**
> **Amendment No.1 to Registration Statement on Form S-3**
> **Filed December 19, 2014**
> **File No. 333-200004**

Dear Mr. Shea:

We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated December 4, 2014. Given that Niska Sponsor Holdings Coöperatief U.A. is your parent, as you acknowledge in your response, we believe that the resale of units by Niska Sponsor Holdings Coöperatief U.A. represents a primary offering. Please refer to Securities Act Rules Compliance and Disclosure Interpretations 212.15 for more information about the staff's position on parent resale transactions. Please revise your prospectus to identify Niska Sponsor Holdings Coöperatief U.A. as an underwriter within the meaning of Section 2(a)(11) of the Securities Act and to reflect that the offering is a primary offering.

       Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

                              Sincerely,

                              /s/ Dietrich A. King for

                              Mara L. Ransom
                              Assistant Director

cc: Ramey Layne, Esq.
        Vinson & Elkins LLP